[Chapman and Cutler LLP Letterhead]

July 18, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 22, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to Innovator Equity Defined Protection ETF – 2 Yr to October 2027; Innovator Equity Defined Protection ETF – 2 Yr to April 2027; Innovator Equity Defined Protection ETF – 2 Yr to January 2027; Innovator Equity Defined Protection ETF – 2 Yr to October 2026; Innovator Equity Defined Protection ETF – 1 Yr September (formerly Innovator Equity Defined Protection ETF – 1 Yr April); Innovator Equity Defined Protection ETF – 1 Yr August (formerly Innovator Equity Defined Protection ETF – 1 Yr January); Innovator Equity Defined Protection ETF – 1 Yr October; and Innovator Equity Defined Protection ETF – 6 Mo Apr/Oct (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosures. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of each Fund.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness of each Fund. Where the Registration Statement for each Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff requests confirmation that each Fund’s next filing will consist of a full registration statement, including all exhibits. To the extent the Registration Statement is incomplete, please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 2

The Trust confirms that it will submit a complete registration statement in its next filing for each Fund.

Comment 3 – General

The Registrant has indicated to the Staff that it will seek an acceleration request for the Innovator Equity Defined Protection ETF – 1 Yr August (formerly Innovator Equity Defined Protection ETF – 1 Yr January). Please confirm that the Trust will file another post-effective amendment pursuant to Rule 485(a) of the Securities Act of 1933 (the “Securities Act”), and that such post-effective amendment will include the updated powers of attorney and indemnification language required under Rule 484 of the Securities Act.

Response to Comment 3

The Trust confirms that it will file a post-effective amendment updating the Registration Statement accordingly.

Comment 4 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – General

Please summarize the Trust’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent Fund for each Fund’s selective review request (each, a “Precedent Fund” and collectively, the “Precedent Funds”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Cap, as applicable.

Response to Comment 5

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Cap. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Equity Defined Protection ETF – 6 Mo Apr/Oct Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1175 Accession No.: 0001213900-24-045933	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098
Innovator Equity Defined Protection ETF – 1 Yr October Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1176 Accession No.: 0001213900-24-045936	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098

Innovator Equity Defined Protection ETF – 1 Yr August
(formerly Innovator Equity Defined Protection ETF – 1 Yr January)

Filing date: May 22, 2024

Post-Effective Amendment No. under 1933 Act: 1177

Accession No.: 0001213900-24-045938

Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098

Innovator Equity Defined Protection ETF – 1 Yr September
(formerly Innovator Equity Defined Protection ETF – 1 Yr April)

Filing date: May 22, 2024

Post-Effective Amendment No. under 1933 Act: 1178

Accession No.: 0001213900-24-045939

Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098

Innovator Equity Defined Protection ETF – 2 Yr to October 2026 Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1179 Accession No.: 0001213900-24-045940	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098
Innovator Equity Defined Protection ETF – 2 Yr to January 2027 Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1180 Accession No.: 0001213900-24-045943	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098
Innovator Equity Defined Protection ETF – 2 Yr to April 2027 Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1181 Accession No.: 0001213900-24-045946	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098
Innovator Equity Defined Protection ETF – 2 Yr to October 2027 Filing date: May 22, 2024 Post-Effective Amendment No. under 1933 Act: 1182 Accession No.: 0001213900-24-045947	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1132 Accession No.: 0001213900-24-028098

For each Fund, the disclosure in the applicable Registration Statement has been revised only as necessary to set forth the change in the Outcome Period, to update the applicable Cap, and to make certain necessary edits to reflect that such Fund has not yet commenced operations.

Comment 6 – General

The Staff notes there should not be any material differences to the extent that the disclosure is similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings. If there are any material differences, please supplementally identify them.

Response to Comment 6

The Funds confirm that there are no material differences in the disclosure.

Comment 7 – General

The Staff notes that Innovator Equity Defined Protection ETF – 2 Yr to October 2027, Innovator Equity Defined Protection ETF – 2 Yr to April 2027 and Innovator Equity Defined Protection ETF – 2 Yr to January 2027 will be launching in 2025. Please explain why the Registration Statements are being filed at this time and what the Trust is planning with these Funds.

Response to Comment 7

The Board of Trustees of the Trust approved the establishment of each series and authorized the filing of the initial registration statement consistent with a broader marketing strategy the Trust is pursuing in light of competitors in the marketplace.  In light of the timing gap between the filing of the initial registration statement for these funds and the anticipated launch date, the Trust will endeavor to make any necessary and timely revisions to the applicable Registration Statement (including, but not limited to, updates to the exposure and concentration of the Fund in light of the Underlying ETF’s holdings at the time of launch and any attendant risk disclosure revisions).

Comment 8 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. The existing versions of the Funds currently disclose a unitary management fee of 0.79%. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 8

The management fee was left blank for this initial filing because the management fee for each Fund was not yet approved by the Board of Trustees. The Funds confirm that the unitary management fee will be disclosed in the next post-effective amendment and that it will be the same as the Precedent Funds. Further, if the Funds adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Comment 9 – Annual Fund Operating Expenses

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1). Fees caption shows a fee of 0.00% because the Fund has not adopted any related plans and if the Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 9

The Trust confirms that each Fund currently has not adopted a Rule 12b-1 Plan and has no plan to adopt a Rule 12b-1 Plan. If a Rule 12b-1 Plan is adopted in the future, such Fund will make such filings and revisions as necessary.

Comment 10 – Management of the Fund

In the section entitled, “Management of the Fund,” the Staff notes the disclosure with respect to the portfolio managers does not meet the requirements of Item 10(a)(2) of Form N-1A. Please review and revise accordingly.

Response to Comment 10

The Registrant confirms that the referenced disclosure has been revised to comply with the requirements of Item 10(a)(2) of Form N-1A.

Comment 11 – Additional Information Relating to the Declaration of Trust

The Staff notes the Fund’s additional disclosure regarding the Trust’s declaration of trust in the “Management of the Fund—Additional Information Regarding the Declaration of Trust” subsection of each prospectus does not include the sentence previously agreed to with the Trust regarding the arbitration carveout. Please revise to include the previously agreed to disclosure so that a reasonable shareholder would understand that arbitration provisions do not apply to claims under the federal securities laws.

Response to Comment 11

Each prospectus has been revised in accordance with the Staff’s comment.

Comment 12 – Statement of Additional Information

The Staff notes that each Fund’s concentration policy in the SAI references a defined term that is missing from the SAI. Please revise the SAI to define such term. Additionally, to the extent missing, please add the required concentration disclosure to the Item 4 disclosure in each Fund’s prospectus and include appropriate attendant risk disclosure.

Response to Comment 12

The prospectus and SAI have been revised in accordance with the Staff’s comment.

Comment 15 – Statement of Additional Information

The Staff notes the section entitled “Investment Adviser and Other Service Providers” does not include disclosure required by Item 19(a)(3)(i) and (ii). Please revise to include or explain to the Staff why such disclosure is not required.

Response to Comment 15

Item 19(a)(3)(i) of Form N-1A requires a fund disclose the total dollar amounts “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” Additionally, Item 19(a)(3)(ii) of Form N-1A requires the disclosure, if applicable, of “any credits that reduced the advisory fee for any of the last three fiscal years.” As each Fund has not yet commenced operations, the Funds have not paid the Adviser under the investment advisory contract, nor have any credits reducing the advisory fee be incurred, and therefore, no such information is available to be disclosed.

Comment 16 – General

Please confirm that all Funds in the same series have identical disclosures apart from names and defined outcome periods. Please supplementally identify any additional material differences.

Response to Comment 16

The Trust confirms such disclosures are identical, except as necessary to update the names of the funds, the defined outcome periods, and respond to any new comments from the Staff.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren